UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                              May 9, 2019

  By E-Mail

  Aneliya S. Crawford, Esq.
  Schulte Roth & Zabel LLP
  919 Third Avenue
  New York, NY 10022

          Re:     MiMedx Group, Inc.
                  Soliciting Materials filed pursuant to Rule 14a-12 on May 2, 2019
                  Filed by Parker H. Petit, David J. Furstenberg, and Shawn P. George
                  File No. 001-35887

  Dear Ms. Crawford:

          We have reviewed your filing and have the following comments.

  1. Please provide us support for your statement that "[e]xecutive management disagreed with [the] decision" to restate its revenues for the years 2012-2016.

  2. You state that the announcement of the termination of certain individuals from the company for cause has created a "false impression" that those individuals "committed some kind of malfeasance at the company..." and that "[n]othing could be further from the truth." Please provide us supplemental support for these statements.

  3. You state that "If the company's revenues were accounted for incorrectly, then ultimate responsibility for that shortcoming lies squarely with the Audit Committee..." Please revise your disclosure to clarify why management would not have been responsible for any accounting issues.

  4. Please provide support for your assertions about Mr. Dewberry's ongoing training about
          GAAP, SEC interpretations of GAAP rules and their impact on the company's accounting practices.

  5. Please provide us supplemental support for your assertion that "Management proactively informed the Audit Committee on a regular basis about the timing and quantity of distributor orders, accounts receivable and its aging or DSOs."

  6. Please provide us supplemental support for your assertion that Cherry Bekaert issued unqualified audit reports on MiMedx's financial statements and its systems of internal controls over financial reporting.

  7. Refer to your disclosure that "there was a publication of an email written by one or more
 Aneliya S. Crawford, Esq.
Schulte Roth & Zabel LLP
May 9, 2019
Page 2

      persons falsely claiming to be an anonymous MiMedx employee" (emphasis in original).
      Please provide support for your assertion that the author of the referenced email "falsely"
      claimed to be a company employee.

8. Please provide us support for your assertion that Mr. Cohodes conducted an "illegal short-and-distort campaign..."

9. Please provide us support for your stated belief that the audit committee "has been advised that the `standard playbook' for boards of directors seeking to placate government investigators is to conduct an internal investigation, identify individual
      `wrongdoers,' dismiss them, enact other `remedial' measures, and then declare that there is nothing more the government needs to do."

10. Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertions referenced above. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9. Please provide support for the following disclosure:

             "The Audit Committee's desire to protect itself overwhelmed its business judgment and led it to recommend actions that were unwarranted, unnecessary, made no business sense, and badly damaged the Company. The Committee's decision was also self-interested inasmuch as it created opportunities for certain committee members and other managers to take on elevated roles." "Also, executive management believes that the development and acceptance of
             the KPMG `opinion' on restatement was pushed by the Audit Committee for their own personal reasons in June, 2018. Very specifically, to deflect any concerns over revenue recognition to executive management rather than the Audit
             Committee. Once that recommendation was accepted by the Board, then they could point to `for cause' terminations of certain financial managers and later executive management. Thus, a `takeover' began of the Board and Company by a few inexperienced Board members using the investigation as a manipulative tool. The subsequent business decisions have been disastrous and very damaging to the Company and its shareholders."

      Please direct any questions to me at (202) 551-3619.

                                                            Sincerely,

                                                            /s/ Daniel F.
Duchovny
                                                            Daniel F. Duchovny
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions